UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EPOLIN, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

294276100
(CUSIP Number)

David M. Kaye, Esq.
Kaye Cooper Fiore Kay & Rosenberg, LLP
30A Vreeland Road, Suite 230
Florham Park, New Jersey 07932
(973) 443-0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 294276100

1	NAMES OF REPORTING PERSONS James Ivchenko
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000
	8	SHARED VOTING POWER 1,569,587
	9	SOLE DISPOSITIVE POWER 20,000
	10	SHARED DISPOSITIVE POWER 1,569,587
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,589,587
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is Common Stock, no par value per share (the “Common Stock”), of Epolin, Inc., a New Jersey corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 358-364 Adams Street, Newark, New Jersey 07105.

Item 2. Identity and Background

This statement is being filed by James Ivchenko (the “Reporting Person”).  The principal business address of the Reporting Person is 358-364 Adams Street, Newark, New Jersey 07105.  The Reporting Person’s principal occupation is President and a Director of the Issuer.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On October 19, 1993, the Reporting Person acquired 100,000 shares of Common Stock from Murray S. Cohen, the Issuer’s Chairman of the Board, for nominal consideration.

On March 9, 1994, the Reporting Person acquired 730,000 shares of Common Stock from one of the founders of the Issuer for an aggregate consideration of $10,950 in cash.

On September 13, 1994, the Reporting Person acquired 739,587 shares of Common Stock from one of the other founders of the Issuer for an aggregate consideration of $11,094 in cash.  The Reporting Person gifted 300,000 of such shares to his three children.

On April 4, 2001, the Reporting Person acquired 75,000 shares of Common Stock in connection with the exercise of a stock option at an exercise price of $0.04 per share or an aggregate of $3,000 in cash.

On January 17, 2002, the Reporting Person acquired 75,000 shares of Common Stock in connection with the exercise of a stock option at an exercise price of $0.15 per share or an aggregate of $11,250 in cash.

On August 12, 2003, the Reporting Person acquired 25,000 shares of Common Stock in connection with the exercise of a stock option at an exercise price of $0.25 per share or an aggregate of $6,250 in cash.

On March 24, 2006, the Reporting Person acquired 25,000 shares of Common Stock in connection with the exercise of a stock option at an exercise price of $0.25 per share or an aggregate of $6,250 in cash.

The foregoing shares acquired for cash were acquired with personal funds.

Pursuant to Epolin, Inc. 2008 Stock Incentive Plan (the “2008 Plan”), adopted by the Board of Directors on June 18, 2008 and approved by the stockholders on August 18, 2008, each director of the Issuer shall receive a stock award annually of 25,000 shares of Common Stock.  In accordance therewith, the Reporting Person has been granted stock awards of 25,000 shares on each of September 1, 2008, October 21, 2009, October 5, 2010 and October 24, 2011.

Item 4. Purpose of Transaction

The shares of Common Stock to which this Schedule 13D relates were acquired by the Reporting Person for investment purposes and to enhance the Reporting Person’s ownership of the Issuer.

On March 14, 2012, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Polymathes Holdings I LLC, a New Jersey limited liability company (the “Parent”), and Polymathes Acquisition I Inc., a New Jersey corporation and wholly owned subsidiary of the Parent (the “Purchaser”).  Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Parent has agreed to cause the Purchaser to commence a tender offer (the “Offer”) to purchase all of the outstanding shares of Common Stock of the Issuer (the “Shares”), at a price of $0.22 per Share (the “Offer Price”), paid to the seller in cash, without interest thereon and subject to applicable withholding taxes.

The Merger Agreement provides that the Offer will commence as promptly as practicable (and in any event within 45 days) after the date of the Merger Agreement, and will remain open for at least 20 business days (including the day on which the Offer is commenced). Pursuant to the Merger Agreement, after the consummation of the Offer, and subject to certain conditions set forth in the Merger Agreement, the Parent shall cause the Purchaser to be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and as a wholly owned subsidiary of Parent. Upon completion of the Merger, each Share that is not tendered and accepted pursuant to the Offer (excluding those Shares that are owned by the Issuer as treasury stock, any Shares owned by the Parent or Purchaser and Shares held by any shareholders who perfect their statutory dissenters rights under New Jersey law) will be canceled and converted into the right to receive the Offer Price in cash (without interest and subject to applicable withholding taxes). If the Purchaser holds 90% or more of the outstanding Shares immediately prior to the Merger, it may effect the Merger as a short-form merger pursuant to the New Jersey Business Corporation Act. Otherwise, the Issuer may hold a special shareholders’ meeting to obtain shareholder approval of the Merger.

Subject to the terms and conditions of the Merger Agreement, the Issuer has granted the Purchaser an irrevocable one-time option (the “Top-Up Option”) which provides that if the Purchaser acquires at least 51% of the outstanding Shares in the Offer after the Purchaser’s acceptance of and payment for Shares pursuant to the Offer, the Purchaser will have the option, subject to certain limitations, to purchase from the Issuer at a price per Share equal to the Offer Price up to the number of additional shares sufficient to cause the Purchaser to own one share more than 90% of the Shares then outstanding on a fully diluted basis, subject to applicable regulatory requirements and there being sufficient authorized Shares available for issuance, to enable the Purchaser to effect a short-form merger under New Jersey law (the “Top-Up Option Shares”), provided that the aggregate purchase price payable for the Top-Up Option Shares shall be paid by the Parent or the Purchaser as follows: (a) the portion of the aggregate purchase price equal to the par value of the Top-Up Option Shares shall be paid in cash and (b) the balance of the remaining aggregate purchase price may be paid in cash or by executing and delivering to the Issuer a promissory note having a principal amount equal to the balance of the aggregate purchase price for the Top-Up Option Shares, or some combination thereof.  The Top-Up Option is exercisable only after the Shares have been accepted for payment pursuant to the Offer.

Completion of the Offer is subject to there being validly tendered in the Offer and not properly withdrawn that number of Shares which, together with the number of Shares, if any, then owned of record by the Parent or the Purchaser or with respect to which the Parent or the Purchaser has, directly or indirectly, voting power, representing at least 51% of all outstanding Shares (determined on a fully diluted basis).  In addition, the Offer is subject to other conditions set forth in the Merger Agreement including, but not limited to, the Issuer having certain minimum amounts of “Adjusted Cash” and “Adjusted Net Working Capital” (as such terms are defined in the Merger Agreement) as of the time the Shares are accepted for payment.

The Merger Agreement contains representations, warranties and covenants of the parties customary for transactions of this type. The Issuer has also agreed not to solicit or initiate discussions with third parties regarding other proposals to acquire the Issuer and it has agreed to certain restrictions on its ability to respond to such proposals, subject to the fulfillment of certain fiduciary requirements of the Issuer’s board of directors. The Merger Agreement also contains customary termination provisions for the Issuer and Parent and provides that, in connection with the termination of the Merger Agreement under specified circumstances involving competing transactions or a change in the Issuer’s board of directors’ recommendation, the Issuer may be required to pay Parent a termination fee of $150,000.

As an inducement to the Parent and Purchaser to enter into the Merger Agreement and in consideration thereof, on March 14, 2012, the Reporting Person and Murray S. Cohen (the Issuer’s Chairman of the Board) each entered into a Tender and Voting Agreement (the “Tender and Voting Agreements”) with the Parent and the Purchaser in connection with the Offer and the Merger.   Pursuant to the Tender and Voting Agreements, each of the Reporting Person and Dr. Cohen have agreed, among other things, to tender the shares of common stock beneficially owned by each of them in the Offer, and have granted irrevocable proxies to the Parent to vote such shares in favor of the Merger if such vote is required, provided, however, that the Reporting Person and Dr. Cohen may withdraw any tendered Shares at any time following a change in recommendation or the termination or expiration of the Offer without the Purchaser purchasing all of the Shares tendered pursuant to the Offer in accordance with its terms, in which event the proxy shall also terminate.  An aggregate of 3,515,545 shares of the Issuer’s Common Stock are subject to the Tender and Voting Agreements, representing approximately 28.4% of the Issuer’s outstanding shares of Common Stock.

The foregoing descriptions of the Merger Agreement and the Tender and Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of each such agreement, which are filed as Exhibits 99.1, 99.2 and 99.3, respectively, to this Schedule 13D and incorporated herein by reference.

Except as set forth in this Schedule 13D, the Reporting Person has no present plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

The Reporting Persons currently beneficially own 1,589,587 shares of Common Stock of the Issuer, or 12.8% of the Common Stock outstanding, which includes 1,130,000 shares held of record by the Reporting Person, 439,587 shares held by the Reporting Person and his wife, as joint tenants, and 20,000 shares which the Reporting Person has the right to acquire pursuant to the exercise of options granted to him under the Issuer’s 1998 Stock Option Plan which options are exercisable at $0.41 per share.

By reason of such beneficial ownership, the Reporting Person has had sole voting and dispositive power with respect to such shares of Common Stock except that as a result of the Tender and Voting Agreement, the Reporting Person and the Parent may now be deemed to share voting and dispositive power with respect to 1,569,587 shares of Common Stock held of record by the Reporting Person.

The Merger Agreement provides that each outstanding option that is outstanding immediately prior to the Effective Time whether or not then vested and exercisable, will be cancelled and, in consideration of such cancellation, Parent will, or will cause the surviving corporation to, promptly following the Effective Time, pay to such holders of options, an amount in respect thereof equal to the product of (x) the excess, if any, of (1) the Offer Price over (2) the exercise price of each such option multiplied by (y) the total number of Shares previously subject thereto (such payment, if any, to be reduced by applicable taxes withheld).  Insofar that the options held by the Reporting Person are exercisable at $0.41 per share, none of such options will entitle the Reporting Person to cash-out any of his outstanding options pursuant to the Offer.

Except as set out above, the Reporting Person has not effected any other transaction in any securities of the Issuer in the past sixty days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth and/or incorporated by reference in Items 2 through 5 is hereby incorporated by reference into this Item 6.

Pursuant to a Stockholders Agreement executed in October 2002, each of the then members of the Board of Directors (which included the Reporting Person) has provided the Issuer with certain rights of refusal in the event any of such individuals desire to sell any of the shares of Common Stock which any of them hold of record or beneficially.  Excluded from such restrictions are gifts in which the proposed donee agrees to be bound to the Stockholders Agreement and transfers by will or the laws of descent, provided the shares remain subject to said restrictions.  In addition, shares may be transferred by such individuals with the prior approval of the Board of Directors of the Issuer (or any committee authorized by the Board to give such approval), which approval has been given in connection with the Offer.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

99.1
Agreement and Plan of Merger dated as of March 14, 2012 by and among Epolin, Inc., Polymathes Holdings I LLC and Polymathes Acquisition I Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Epolin, Inc. filed with the SEC on March 16, 2012).

99.2
Tender and Voting Agreement dated as of March 14, 2012 between Polymathes Holdings I LLC, Polymathes Acquisition I Inc. and Murray S. Cohen (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Epolin, Inc. filed with the SEC on March 16, 2012).

99.3
Tender and Voting Agreement dated as of March 14, 2012 between Polymathes Holdings I LLC, Polymathes Acquisition I Inc. and James Ivchenko (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Epolin, Inc. filed with the SEC on March 16, 2012).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2012	/s/ James Ivchenko
JAMES IVCHENKO